TSCG Business Model Canvas

Publish Date: 2/1/2021   **Iteration**: 1.2
Designed By: Joey Maxwell;David Lilly - LCG

PROBLEM

Lack of adequate "Hollywood capable" film studios to fill demand for new content production.

Small producers cannot afford the equipment and facilities to produce quality content without risking failure.

Pro photo and video content is more important than ever, and businesses are struggling to create quality content.

EXISTING ALTERNATIVES

Orlando and Hollywood are backlogged – creating opportunities for new production & development.

Legacy contract production houses are expensive – leaving room for mid-cost alternatives to compete.

A PaaS model (Production as a Service) model provides small content makers with ability to perform like large studios but at lower cost and less risk.

SOLUTION

Create the southeast's premier production studio in Deland, FL.

Develop our own properties, and contract with other producers. Employ low-cost, high impact production to compete with large studios.

Solicit & outbid on properties from Netflix, Amazon, and other content outlets to enhance profitability.

KEY METRICS

In Production Profit Margin (by project; aggregate).

Pipeline of new outside projects + Close/Win rate.

Pipeline of new inside projects + Close/Win rate.

Predicted "Gate" of released properties.

Subscribers & each member level.

UV PROPOSITION

We founded The Studio Creative Group with the mission of creating the highest quality content possible, while keeping our rates reasonable and our audiences engaged.

HIGH LEVEL CONCEPT

Triple Threat:
1) Professional Hollywood-level production studio able to efficiently deliver new content properties.
2) Capable of developing and producing both contracted and self-produced content profitably.
3) High margin subscription model to enable a new generation of content producers at low risk.

UNFAIR ADVANTAGE

Support of the triple-threat business model to offset the typical "feast or famine" cyclical film studio business.

Unique, Emmy-award-winning team of skilled contractors keeps costs low, quality and speed-to-screen high.

CHANNELS

Established relationships with Netflix, Amazon Video, and other national content producers/developers and agents. Regional Film and Studios and the Florida Film Commission members.
Large existing client base consisting of hundreds of small to medium businesses and independent content producers.

CUSTOMER SEGMENTS

1) Large Film production houses leasing our stages, studios and equipment.
2) Small content producers, small businesses, colleges & universities, and Disney/Universal studios leasing on-demand sound, film editing and production equipment.
3) Film developers, corporate customer, private businesses, theaters, bands, etc. paying service fees for our production and post-production work

EARLY ADOPTERS

Filmmakers and production facilities that desire to have high-quality equipment without the capital costs.

Local Small Businesses, Freelance Creatives, and Colleges & Universities who do not have the budgets to continue operating their own studios/sound.
Hollywood & Cable production houses.

COST STRUCTURE

Fixed Costs:
Production Facility: Studio lease and build-out (10,000 square feet) - $310,000
CapEx for Equipment: Trucks, Filmmaking and Sound, power, etc. - $393,000

Variable:
Operations: Staffing: executive staff and management: $297,000 (first year)
Financing costs: (borrowing capacity as needed at ~5-8%) up to $200,000 depending on production demand...more as demand grows

All other costs are related to the volume of production orders and are fully controllable – paid in advance (except for internal self-production) and not subject to bad-debt, collections, etc.

REVENUE STREAMS

The Studio Creative Group will make money through:
1) Facility & equipment rentals (to other large film producers),
2) Subscription based membership services (to independent content producers, small business, freelance creatives, colleges & universities, and Disney/Universal type film/sound teams), and
3) Service fees for production and post-production work (from film developers, corporate customer, private businesses, theaters, bands, etc.)

All of this rides "on top of" the tradition self-production model where we envision, develop, produce and sell/distribute our own properties like "Coming Home", create commercials for local and national clients/brands, and produce virtual events like Live Concerts during COVID-19 lockdowns.